Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement No. 333-236659 Dated September 8, 2021 Rule 424(b)(2)

$3,000,000

Callable Fixed to Floating Rate Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate due September 10, 2031

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for investors (a) who seek (i) periodic interest payments that (1) for the Initial Interest Periods, are fixed at 3.00% per annum, and (2) for each Interest Period (other than the Initial Interest Periods) are linked to the 5-Year U.S. Dollar ICE Swap Rate as determined on each Determination Date, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 4.00% per annum with respect to the remaining Interest Periods (years 2 to 10), and (ii) the return of their principal amount at maturity and (b) who are also willing to accept the risk that the notes will be called prior to the Maturity Date. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See "Selected Risk Considerations" in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On the 10th calendar day of March, June, September and December of each year, beginning on September 10, 2023 and ending on June 10, 2031 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company at least 5 business days and not more than 15 business days before the applicable Redemption Date.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date of the notes and ending on but excluding September 10, 2022
Initial Interest Rate:	3.00% per annum
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 10th calendar day of March, June, September and December of each year, beginning on December 10, 2021 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to the Reference Rate, as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	4.00% per annum
Reference Rate:	5-Year U.S. Dollar ICE Swap Rate (the “ICE Swap Rate”) determined as set forth under “What Is the 5-Year U.S. Dollar ICE Swap Rate?” in this pricing supplement
Determination Date:	For each Interest Period after the Initial Interest Periods, two U.S. Government Securities Business Days immediately prior to the beginning of the applicable Interest Period
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Pricing Date:	September 8, 2021
Original Issue Date:	September 10, 2021, subject to the Business Day Convention (Settlement Date)
Maturity Date:	September 10, 2031, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48128G5E6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$10.00	$990
Total	$3,000,000	$30,000	$2,970,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of the Reference Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date, subject to any earlier redemption. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Reference Rate, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and

JPMorgan Structured Investments — Callable Fixed to Floating Rate Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate	PS- 1

those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the Reference Rate, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. If the Interest Rate for an Interest Period after the Initial Interest Periods is equal to the Minimum Interest Rate, which will occur if the Reference Rate on the applicable Determination Date is less than or equal to 0.00% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if the Reference Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is less than or equal to 0.00% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON THE REFERENCE Rate — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Reference Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the Reference Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Reference Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the Reference Rate may be partially offset by other factors. We cannot predict the factors that may cause the Reference Rate, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in the Reference Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period (after the Initial Interest Periods).
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Reference Rate, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE OF THE NOTES IS CAPPED BY THE APPLICABLE MAXIMUM INTEREST RATE — After the Initial Interest Periods, the Interest Rate for each Interest Period is subject to a Maximum Interest Rate, regardless of any appreciation of the

JPMorgan Structured Investments — Callable Fixed to Floating Rate Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate	PS- 2

Reference Rate, which may be significant. The Maximum Interest Rate is 4.00% per annum with respect to the Interest Periods after the Initial Interest Periods (years 2 to 10).

•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, if the relevant rate for U.S. dollar swaps does not appear on the applicable Reuters page at the applicable time on a Determination Date or if the calculation agent determines on or prior to a Determination Date that the relevant rate for U.S. dollar swaps has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Reference Rate will be determined by the alternative procedures set forth under “What Is the 5-Year U.S. Dollar ICE Swap Rate?” in this pricing supplement, which may adversely affect the applicable Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods) and the return on, value of and market for the notes.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Reference Rate, on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the Reference Rate;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the Reference Rate

•	THE Reference Rate will be affected by a number of factors — The amount of interest payable on the notes (after the Initial Interest Periods) will initially depend on the ICE Swap Rate. The ICE Swap Rate will depend on a number of factors, including, but not limited to:
•	changes in, or perceptions about, future Reference Rate levels;
•	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the Reference Rate;
•	prevailing interest rates: the Reference Rate is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; and
•	policies of the Federal Reserve Board regarding interest rates.

JPMorgan Structured Investments — Callable Fixed to Floating Rate Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate	PS- 3

These and other factors may have a negative effect on the performance of the Reference Rate, on the payment of interest on the notes and on the value of the notes in the secondary market.

•	The Reference Rate may be volatile — The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.

•	THE ICE SWAP RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the ICE Swap Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.
•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT THE REFERENCE RATE — The Reference Rate is based on a hypothetical interest rate swap referencing the U.S. Dollar London Interbank Offered Rate (“LIBOR”) with a designated maturity of three months. On March 5, 2021, the U.K. Financial Conduct Authority, which regulates LIBOR, confirmed that 3-month U.S. Dollar LIBOR settings will cease to be provided by any administrator or no longer be representative immediately after June 30, 2023. It is impossible to predict the impact of this announcement on LIBOR rates, the impact of any alternative reference rates or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of the notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect the Reference Rate during the term of the notes and the applicable Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes.
•	THE REFERENCE RATE MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE RATE —If no relevant rate appears on the Reuters Screen ICESWAP1 Page on a relevant day at approximately 11:00 a.m., New York City time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps, will determine the Reference Rate for that relevant day in its sole discretion. Notwithstanding the foregoing, if the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be (a) the industry-accepted successor rate to the relevant rate for U.S. dollar swaps or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant rate for U.S. dollar swaps. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day, Determination Dates, Business Day Convention, Interest Accrual Convention, Day Count Convention and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to Reference Rate during the term of the notes and the applicable Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes.

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the Reference Rate and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Reference Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Reference Rate or interest payment applicable to a purchaser of the notes.

JPMorgan Structured Investments — Callable Fixed to Floating Rate Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate	PS- 4

Hypothetical Reference Rate	Hypothetical Interest Rate for Years 2 to 10*
9.00%	4.00%
8.00%	4.00%
7.00%	4.00%
6.00%	4.00%
5.00%	4.00%
4.00%	4.00%
3.00%	3.00%
2.00%	2.00%
1.00%	1.00%
0.00%	0.00%
-1.00%	0.00%
-2.00%	0.00%

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 4.00% per annum with respect to years 2 to 10.

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 90/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the Reference Rate is 1.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 1.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 1.00% × (90/360) = $2.50

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the Reference Rate is 6.00% on the applicable Determination Date. Because the Reference Rate exceeds the Maximum Interest Rate of 4.00%, the Interest Rate applicable to this Interest Period is 4.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 4.00% × (90/360) = $10.00

Example 3: After the Initial Interest Periods, with respect to a particular Interest Period, the Reference Rate is -2.00% on the applicable Determination Date. Because the Reference Rate of -2.00% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest is payable with respect to this Interest Period.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until earlier redemption.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

What is the 5-Year U.S. Dollar ICE Swap Rate?

Notwithstanding anything to the contrary in the accompanying product supplement, the Reference Rate will be determined as set forth in this section as follows:

With respect to any day, the Reference Rate refers to the rate for U.S. dollar swaps with a Designated Maturity of 5 years that appears on the Reuters Screen ICESWAP1 Page at approximately 11:00 a.m., New

JPMorgan Structured Investments — Callable Fixed to Floating Rate Notes Linked to the 5-Year U.S. Dollar ICE Swap Rate	PS- 5

York City time, on that day, as determined by the calculation agent, provided that, if no such rate appears on the Reuters Screen ICESWAP1 Page on that day at approximately 11:00 a.m., New York City time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps, will determine the Reference Rate for that day in its sole discretion.

“Reuters Screen ICESWAP1 Page” means the display designated as the Reuters screen “ICESWAP1” or such other page as may replace the Reuters screen “ICESWAP1” on that service or such other service or services as may be nominated for the purpose of displaying rates for U.S. dollar swaps by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps in the event IBA or its successor no longer does so.

Notwithstanding the foregoing paragraph:

(i) If the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, to be (a) the industry-accepted successor rate to the relevant rate for U.S. dollar swaps or (b) if no such industry-accepted successor rate exists, the most comparable substitute or successor rate to the relevant rate for U.S. dollar swaps; and

(ii) If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day, Determination Dates, Business Day Convention, Interest Accrual Convention, Day Count Convention and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

JPMS, one of our affiliates, will act as the calculation agent for the notes. We may appoint a different calculation agent, including ourselves or another affiliate of ours, from time to time after the date of this pricing supplement without your consent and without notifying you. See “General Terms of Notes — Calculation Agent” in the accompanying product supplement.

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Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from January 8, 2016 through August September 3, 2021. The Reference Rate on September 8, 2021 was 0.901%. We obtained the levels of the Reference Rate above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on any Determination Date. There can be no assurance that the performance of the Reference Rate will result in an Interest Rate for any Interest Period (after the Initial Interest Periods) that is greater than the Minimum Interest Rate.

Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying prospectus, we will contribute the net proceeds that we receive from the sale of the notes offered by this pricing supplement to our “intermediate holding company” subsidiary, JPMorgan Chase Holdings LLC, which will use those net proceeds for general corporate purposes. General corporate purposes may include investments in our subsidiaries, payments of dividends to us, extensions of credit to us or our subsidiaries or the financing of possible acquisitions or business expansion. Interest on our debt securities (including interest on the notes offered by this pricing supplement) and dividends on our equity securities, as well as redemptions or repurchases of our outstanding securities, will be made using amounts we receive as dividends or extensions of credit from JPMorgan Chase Holdings LLC or as dividends from JPMorgan Chase Bank, N.A.

Material U.S. Federal Income Tax Consequences

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Variable Rate Debt Instruments,” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Based on market conditions as of the issue date of the notes, we will determine whether the notes are treated for U.S. federal income tax purposes (1) as providing for a single qualified floating rate (“QFR”) or (2) as providing for a single fixed rate followed by a QFR.

If the initial fixed rate on the notes is within 0.25% of the Reference Rate as of the issue date of the notes, the notes will be treated as providing for a single QFR. In that case, the notes will not be treated as issued with original issue discount (“OID”) and interest paid on the notes will be treated as qualified stated interest (“QSI”).

However, if the initial fixed rate on the notes is not within 0.25% of the Reference Rate as of the issue date of the notes, the notes will be treated as providing for a single fixed rate followed by a QFR. In that case, under Treasury regulations applicable to variable rate debt instruments, the notes may be treated as issued with OID. In that case, in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). Under Treasury regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we will be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. The rules described under “— Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Qualified Stated Interest and Original Issue Discount” in the accompanying product supplement are then applied for purposes of calculating the amount of OID on the notes. Under these rules, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time, and any interest in excess

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of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

QSI on the notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. If the notes are issued with OID, you will be required to include the OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive on your notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by contacting a member of the J.P. Morgan Structured Investments team at (800) 576-3529.

Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid QSI) and your tax basis in the notes, which will generally equal the amount you paid to acquire the notes, increased by the amount of OID (if any) previously included in income by you with respect to the notes and reduced by any payments other than QSI received by you with respect to the notes. This gain or loss will generally be long-term capital gain or loss if you have held the notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2020, which was filed as an exhibit to the Registration Statement on Form S-3 by us on February 26, 2020.

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